Form 51-102F3

Material Change Report

Item 1:

Name and Address of Company

New Gold Inc. (the “Company”)

Suite 601, 595 Howe Street

Vancouver, B.C.

V6C 2T5

Telephone:

(604) 687-1629

Or

     :

(877) 977-1067

Item 2:

Date of Material Change

September 21, 2006

Item 3

:

News Release

The news release was dated September 21, 2006 and was released to The Toronto Stock Exchange and through various other approved public media and was SEDAR filed with all relevant securities commissions in Canada.

Item 4

:

Summary of Material Change

A summary of the material change is as follows:

•

The Company has completed a new resource estimation which replaces the previous 2004 estimation, and, in conjunction with the chosen mining methods, will be used as the basis to calculate a reserve.

•

The new resource estimation has a higher degree of confidence than the 2004 estimation, with approximately 70% of the tonnage being within the Measured category (compared with approximately 15% in the 2004 estimation), and the remainder being in the Indicated category.

•

This resource estimation does not include the results of exploration drilling which intersected Cu-Au mineralization at depth, and which were released May 25, 2006.  This will be added in a future resource update.

•

The Mining Method study has determined that the mineralization would be most effectively mined using a combination of caving techniques, predominantly block caving, with some sub-level caving.

Item 5

:

Full Description of Material Change

The new resource is compliant with National Instrument 43-101.  It was independently estimated by qualified person David W. Rennie, P.Eng., of Scott Wilson Roscoe Postle Associates Inc., as an integral part of the ongoing Feasibility Study being performed on the project.  The following metal prices were used in the resource estimation – Copper (Cu) US$1.20/lb; Gold (Au) US$450/oz; and Silver (Ag) US$5.25/oz, and the resource is presented at various cut-off values.

The Mining Method study was conducted to determine the optimal mining method(s) for extracting the mineralization from the New Afton Project.

The highlights of this work were:

•

The Company has completed a new resource estimation replaces the previous 2004 estimation, and, in conjunction with the chosen mining methods, will be used as the basis to calculate a reserve.

•

The new resource estimation has a higher degree of confidence than the 2004 estimation, with approximately 70% of the tonnage being within the Measured category (compared with approximately 15% in the 2004 estimation), and the remainder being in the Indicated category.

•

This resource estimation does not include the results of exploration drilling which intersected Cu-Au mineralization at depth, and which were released May 25, 2006.  This will be added in a future resource update.

•

The Mining Method study has determined that the mineralization would be most effectively mined using a combination of caving techniques, predominantly block caving, with some sub-level caving.

2006 RESOURCE ESTIMATION

TABLE 1

Measured and Indicated Resource

At $1.20 Cu, $450 Au, and $5.25 Ag

Cut-Off (CDN$/T)	Tonnage	Grades			Contained Metal		Dollar Value Per Tonne (CDN$)*
		Cu (%)	Au (g/t)	Ag (g/t)	Cu (m. lbs)	Au (m. oz)
$30	35,700,000	1.39	1.03	3.21	1,090	1.177	46.08
$25	43,240,000	1.29	0.96	3.03	1,230	1.331	42.84
$20	50,500,000	1.20	0.89	2.87	1,330	1.449	39.91
$15	58,640,000	1.10	0.83	2.73	1,420	1.555	36.79
$10	65,660,000	1.02	0.77	2.59	1,480	1.630	34.22

* Recovered value, assuming metallurgical recoveries of 90% for Cu and Au, and 75% for Ag,

and a CDN$:US$ Exchange Rate of 0.88

Table 2, below, provides a detailed breakdown of the resource into Measured and Indicated categories and Table 3, below, illustrates the sensitivity of the resource tonnage to increased metal prices.

The new resource was estimated by Ordinary Kriging.  The previous practice of reporting an overall Cu equivalent grade has been discontinued in favour of reporting a CDN dollar value per tonne approach, which is believed to be a more meaningful indicator of the relative significance of the mineralization.  Palladium (Pd) grades are no longer reported as the metal will not have any economic significance to the project.

The current resource estimation used the information from drilling completed at the project since 2000.  This included 90 surface holes, totaling 42,450 metres (m), drilled during the period 2000 to 2003, and 65 underground holes, totaling 25,805m, completed from the exploration decline in 2005.  The 2004 resource estimate used only the results of the surface drilling.  The underground program was designed to complete systematic drilling of the mineralization on 40m-spaced sections in order to provide a more accurate understanding of, and an increased confidence in, the geometry, distribution, magnitude, and grade of the mineralization. Sectional and Plan views of the 2006 resource model are attached.

A greatly increased geological understanding of the mineralization resulted from the information obtained during the underground exploration work.  As a result, the new resource has been strictly defined within mineralogical, and geological boundaries (in contrast to the 2004 resource, which was not constrained geologically).  Mineralization occurs within a structural corridor outlined by the well-defined Hanging Wall Fault (to the south), and the less well-defined Footwall Fault (to the north).  In places the Hanging Wall Fault truncates the mineralization, a feature which was not recognized in the previous resource.  The boundaries of the mineralization are generally clearly defined between the higher grades of the resource and distinctly lower grades of the surrounding rocks.  This lower grade enveloping mineralization was not included within the resource estimate, as it was considered unlikely that it would become economic at any  currently reasonable metal price assumptions (this has placed more strict limits on the resource outline than in the 2004 estimation).  Three zones of mineralization were noted (these are indicated in attached plan and sectional views) – 1) Hypogene (primary mineralization), with chalcopyrite and lesser bornite being the dominant Cu-bearing minerals; 2) Mesogene, where chalcocite is the dominant Cu-bearing mineral with lesser chalcopyrite; and 3) Supergene, where native Cu, and minor chalcocite, is present.  Hypogene comprises approximately 52% of the total resource tonnage, Mesogene 39%, and Supergene 9%.

In comparison to the previous 2004 resource, the 2006 resource has a far greater degree of certainty, with approximately 70% being in the Measured category, compared to only approximately 15% for the previous resource.  The overall shape of the mineralization is similar in the latest resource to that outlined in the previous resource.  Mineralization occurs over a length of approximately 1000m with the bulk of it contained within a Main Zone trending southwest, and which averages approximately 100m in width and 350m in height.  In places, the width and height of mineralization can reach in excess of, respectively, 150m and 500m.  Smaller amounts of mineralization are present in parallel lenses to the south (see attached plan view).  The boundaries of the mineralization are now more certain, having been constrained by geological and mineralogical factors.  The new resource used a lower specific gravity (2.57 – 2.61 t/m3 depending on the mineral zone) compared with the 2.67 t/m3 used in the previous resource, which had the effect of slightly lowering the tonnage.  The recognition of the local truncation of the mineralization by the Hanging Wall Fault, reduced the amount of mineralization in certain locations in the 2006 resource relative to the 2004 resource.

However, the most important feature of the new resource is that it confirms the presence of a higher grade core to the mineralization, which contains the majority of the metal within the resource and which will be the focus for the estimation of the mining reserve.

In addition, it is important to note that this resource does not include the mineralization discovered at depth, which was announced in the press release of May 25, 2006.  Drilling continued subsequent to that press release to determine the extent, geometry and grade of this mineralization.  Additional results will be released in the near future.  An updated resource incorporating the mineralization at depth will be provided at a future date.

TABLE 2

2006 RESOURCE – BASE CASE

Cu - $1.20/lb; Au - $450/oz; Ag - $5.25/oz

Measured Resource

Cut-Off (CDN$/T)	Tonnage	Grades			Contained Metal		Dollar Value Per Tonne (CDN$)*
		Cu (%)	Au (g/t)	Ag (g/t)	Cu (m. lbs)	Au (m. oz)
$30	26,900,000	1.43	1.05	3.24	845	0.908	47.36
$25	31,580,000	1.34	0.99	3.07	930	1.005	44.41
$20	35,770,000	1.26	0.93	2.93	990	1.070	41.85
$15	39,870,000	1.18	0.87	2.79	1,035	1.115	39.35
$10	43,250,000	1.12	0.83	2.68	1,065	1.154	37.26

Indicated Resource

Cut-Off (CDN$/T)	Tonnage	Grades			Contained Metal		Dollar Value Per Tonne (CDN$)*
		Cu (%)	Au (g/t)	Ag (g/t)	Cu (m. lbs)	Au (m. oz)
$30	8,800,000	1.27	0.95	3.13	245	0.269	42.16
$25	11,660,000	1.16	0.87	2.94	300	0.326	38.57
$20	14,730,000	1.05	0.80	2.75	340	0.379	35.21
$15	18,780,000	0.93	0.73	2.60	385	0.440	31.37
$10	22,410,000	0.84	0.66	2.42	415	0.476	28.34

Measured and Indicated Resource

Cut-Off (CDN$/T)	Tonnage	Grades			Contained Metal		Dollar Value Per Tonne (CDN$)*
		Cu (%)	Au (g/t)	Ag (g/t)	Cu (m. lbs)	Au (m. oz)
$30	35,700,000	1.39	1.03	3.21	1,090	1.177	46.08
$25	43,240,000	1.29	0.96	3.03	1,230	1.331	42.84
$20	50,500,000	1.20	0.89	2.87	1,330	1.449	39.91
$15	58,640,000	1.10	0.83	2.73	1,420	1.555	36.79
$10	65,660,000	1.02	0.77	2.59	1,480	1.630	34.22

*Recovered value, assuming metallurgical recoveries of 90% for Cu and Au, and 75% for Ag, and a CDN$:US$

Exchange Rate of 0.88

TABLE 3

2006 RESOURCE – SENSITIVITY TO HIGHER PRICE SCENARIO

Cu - $1.50/lb; Au - $500/oz; Ag - $7.50/oz

Measured Resource

Cut-Off (CDN$/T)	Tonnage	Grades			Contained Metal		Dollar Value Per Tonne (CDN$)*
		Cu (%)	Au (g/t)	Ag (g/t)	Cu (m. lbs)	Au (m. oz)
$30	31,950,000	1.33	0.98	3.07	935	1.007	54.12
$25	35,440,000	1.26	0.93	2.94	980	1.060	51.50
$20	38,880,000	1.20	0.89	2.83	1,025	1.113	48.93
$15	41,960,000	1.14	0.85	2.73	1,050	1.147	46.63
$10	43,930,000	1.11	0.82	2.66	1,075	1.158	45.12

Indicated Resource

Cut-Off (CDN$/T)	Tonnage	Grades			Contained Metal		Dollar Value Per Tonne (CDN$)*
		Cu (%)	Au (g/t)	Ag (g/t)	Cu (m. lbs)	Au (m. oz)
$30	11,970,000	1.15	0.86	2.94	305	0.331	46.99
$25	14,520,000	1.06	0.81	2.78	340	0.378	43.56
$20	17,840,000	0.96	0.74	2.65	375	0.424	39.62
$15	21,000,000	0.88	0.68	2.50	405	0.459	36.30
$10	23,370,000	0.82	0.64	2.37	420	0.481	33.89

Measured and Indicated Resource

Cut-Off (CDN$/T)	Tonnage	Grades			Contained Metal		Dollar Value Per Tonne (CDN$)*
		Cu (%)	Au (g/t)	Ag (g/t)	Cu (m. lbs)	Au (m. oz)
$30	43,920,000	1.28	0.95	3.03	1,240	1.338	52.18
$25	49,950,000	1.20	0.90	2.90	1,320	1.438	49.19
$20	56,720,000	1.13	0.84	2.78	1,400	1.537	46.00
$15	62,960,000	1.06	0.79	2.65	1,455	1.606	43.18
$10	67,290,000	1.01	0.76	2.56	1,495	1.639	41.22

*Recovered value, assuming metallurgical recoveries of 90% for Cu and Au, and 75% for Ag, and a CDN$:US$

Exchange Rate of 0.88

MINING METHOD STUDY

This study looked at seven (7) different mining methods, three (3) of which were caving methods, and the remainder non-caving methods.  The non-caving methods included examining the potential for expanding the existing open pit to extract a portion of the mineralization.

In completing the study, the principal factors examined were the grade, extent, and geometry of the mineralization; ground conditions of both mineralization and the surrounding rocks; potential production rates; and metal prices.  Ultimately, the decision was based on which method was likely to maximize the economic returns of the project.

Relatively early in this study, it was apparent that a caving technique was most likely to maximize the potential of the project and generate the highest production rate for both Cu and Au.  Consequently, most of the work in the study focused on comparing the relative merits of the two most likely caving techniques – block caving and sub-level caving.  Ultimately, it was concluded that the Feasibility Study should be completed on the basis that the majority of the mineralization would be mined using block caving, and that the areas of mineralization with the smaller dimensions would be extracted using sub-level caving.

The principal benefit of the block caving method is that it is the most economical form of underground mining which will generate the lowest possible production costs for both Cu and Au, in addition to the maximum financial return from the project.  The dimensions of the mineralization also support the choice of block caving.

The amount of resource converted to reserves will now depend on the final cave dimensions, the anticipated extent of dilution, operating costs, and metal price assumptions.  The ultimate grade of the reserve will be a function of the extent of dilution together with the grade of diluting material.  Cave dimensions will be determined by both the grade and geometry of the mineralization.  Metal price assumptions may be higher than those used in the resource calculations to reflect the fact that average metal prices have continued to increase as the Feasibility Study has advanced.  The ultimate economic value of the project will be based upon extraction of the final reserve outline at various metal price assumptions.  The reserve will be provided as part of the final Feasibility Study.

PROJECT UPDATE

Work on the Feasibility Study is now in its later stages and proceeding according to schedule. The primary purpose of this ongoing Study is to determine the economic parameters of, and potential for, developing the New Afton Project into a new underground mine.  It is scheduled for completion by the end of 2006.  The principal remaining areas of focus for completion of the Study are:  finalizing capital and operating costs; completing metallurgical testwork to determine metal recoveries in each of the 3 zones of mineralization, and the resulting grade and composition of the concentrates produced from each of the zones (including content – if any – of penalty elements); detailed engineering of all aspects of both surface and underground infrastructure; calculation of reserves; completion of an economic model; and permitting.  In conjunction with the completion of the Feasibility Study we are working with Barclays Capital (Lead Arranger for the debt facility) to determine the level of debt which could be supported by the project, and the extent of metal price protection which might be required to secure such financing.

Capital costs are escalating for all mining projects globally.  This will affect the New Afton Project, such that capital costs will increase relative to those used in the 2004 Scoping Study.  In addition to these industry-wide effects, the capital costs for the final project are likely to increase relative to the 2004 Scoping Study, since this latter work did not consider building a new mill, which, it is now clear, is the most efficient way to develop a processing facility for this project.  It is our goal to endeavour to manage, as prudently as possible, both the initial and total capital required to develop the New Afton project into a new underground mine.  However, the reality of industry-wide increasing capital costs also reflects the current environment of higher prevailing metal prices, which are an offset to the negative effects of the capital cost increases.

The Company now has two diamond drills exploring surface targets, and conducting geotechnical drilling, and one underground diamond drill conducting geotechnical drilling.  One of these surface diamond drills is testing for extensions of mineralization as deep as 1300m below surface and is currently drilling the second hole in the program.  Unfortunately, the first hole in the program had to be abandoned due to difficulties near target depth.  Should this program intersect mineralization at the currently targeted depth, the diamond drill has the capacity to complete holes to depths in excess of 2000m.

QUALIFIED PERSON

The new resource was prepared and approved by Qualified Person (under National Instrument 43-101) David W. Rennie, P. Eng., of Scott Wilson Roscoe Postle Associates Inc. (“Roscoe Postle”) - a well known Canadian geological and mining consulting company which is responsible for the resource and geology sections of the Feasibility Study.

A Quality Assurance/Quality Control Program (QA/QC) was previously established under the direction of Roscoe Postle.  Samples are analyzed at Eco Tech Laboratories of Kamloops, British Columbia, Canada.  Copper is analyzed through Aqua Regia digestion with AA finish.  Samples containing native copper are analyzed for “metallic” copper.  Gold is analyzed using a Fire Assay with an AA finish on a 30 gram sample.  The accuracy of analyses is constantly monitored by systematically submitting duplicate samples and control (or standard) samples to the Laboratory for analysis.

Item 6

:

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7

:

Omitted Information

No information has been intentionally omitted from this form.

Item 8

:

Executive Officer

The following senior officer of the Company is knowledgeable about the material change and may be contacted by the Commission at the following address:

Christopher J. Bradbrook

President & Chief Executive Officer

New Gold Inc.

Suite 601, 595 Howe Street

Vancouver, B.C.

V6C 2T5

Telephone:

(604) 687-1629

Or

     :

(877) 977-1067

Item 9:

Date of Report

This report is dated September 21, 2006.